Exhibit 12
Unit Corporation
Computation Ratio of Earnings to Fixed Charges

	2017		2016		2015		2014		2013
	(Dollars in thousands)
Income (loss) from continuing operations before income taxes	$60,170		$(206,818)		$(1,664,309)		$222,939		$301,469
(Income) loss from equity investments	—		—		(18)		133		238
Distribution from equity investments	—		—		—		303		144
Interest expense	37,763		39,295		31,464		16,904		14,578
Amortization of capitalized interest	4,673		10,695	(3)	38,695	(3)	5,461	(3)	3,080
Amortization of bond discount	571		534		499		467		437
Earnings (loss)	$103,177		$(156,294)		$(1,593,669)		$246,207		$319,946

Fixed charges (1)
Interest expense	$37,763		$39,295		$31,464		$16,904		$14,578
Capitalized interest	15,948		15,293		21,711		32,246		33,670
Amortization of bond discount	571		534		499		467		437
Total fixed charges	$54,282		$55,122		$53,674		$49,617		$48,685

Ratio of earnings to fixed charges (2)	1.9	x	—	(4)	—	(4)	5.0	x	6.6	x
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(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K of the Securities Act.

(2)	There were no shares of preferred stock outstanding during any of the time periods indicated in the table.

(3)	Amortization of capitalized interest includes the proportionate amount related to the ceiling test write-down.

(4)	Earnings for the years 2016 and 2015 were insufficient to cover fixed charges by $0.2 million and $1.7 billion, respectively.